UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

August 27, 2014
Date of Report (Date of earliest event reported)

MID PENN BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-13677	25-1666413
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Ident. No.)

349 Union Street, Millersburg, Pennsylvania		17061
(Address of principal executive offices)		(Zip Code)

(866) 642-7736 Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 8.01   Other Events.

The press release announcing the combination of Mid Penn Bancorp, Inc. and Phoenix Bancorp, Inc. is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This communication and the exhibits incorporated by reference herein do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and the exhibits incorporated by reference herein are not a substitute for any prospectus or any other document which may be filed with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of any documents filed with the SEC through the web site maintained by the SEC at www.sec.gov.

Item 9.01    Financial Statements and Exhibits.

(d)      Exhibits:

99.1    Press release, dated August 27, 2014, of Mid Penn Bancorp, Inc. announcing entry into transaction with Phoenix Bancorp, Inc.

99.2   Mid Penn Bank Fact Sheet.

99.3   Mid Penn Bank Frequently Asked Questions for Customers.

99.4   Email to Mid Penn Bank employees from Rory G. Ritrievi, President and CEO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC.

Dated: August 27, 2014

	By:	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release, dated August 27, 2014, of Mid Penn Bancorp, Inc. announcing entry into transaction with Phoenix Bancorp, Inc.
99.2	Mid Penn Bank Fact Sheet
99.3	Mid Penn Bank Frequently Asked Questions for Customers
99.4	Email to Mid Penn Bank employees from Rory G. Ritrievi, President and CEO